Exhibit (a)(5)(xviii)

ORACLE®

Disclaimer

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003 and plans to amend today. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

Oracle’s Revised Offer

Increased to $19.50 per share based on direct feedback from shareholders representing a majority of PeopleSoft shares

Daily Closing Price from February 5, 2003 to June 5, 2003

[CHART]

Oracle Offer: $19.50

Period	Average Stock Price	Avg. Price	Net of Cash(1)
6/5/2003	$15.11	29.1%	47.9%
5-Day	15.34	27.1%	44.3%
10-Day	15.43	26.4%	43.0%
30-Day	15.68	24.4%	39.3%
60-Day	15.84	23.1%	37.1%
90-Day	16.52	18.0%	28.2%

 (1) Represents premium to the average price excluding $5.95 per share in cash.

$19.50 Per Share:
Premium Valuation

	PeopleSoft for	Oracle for PeopleSoft
	J.D. Edwards(2)	Original	Revised
Price Per Share	$14.10	$16.00	$19.50
Market Capitalization (in millions)	$1,760	$5,123	$6,331
Enterprise Value (in millions)	$1,359	$3,171	$4,379

Implied Multiples(1)
FY03 Revenue	1.6x	1.7x	2.3x
FY04 Revenue	1.5x	1.5x	2.1x

Price Per Customer (in thousands)	$205	$622	$859

(1) Revenue projections for all companies are from Prudential Financial reports dated May 28, 2003. PeopleSoft's fiscal year ends on December 31 and J.D.Edwards' fiscal year ends on October 31.
(2) Implied stock price based on 0.86 exchange ratio on PeopleSoft's closing price of $16.39 on May 30, 2003 (per merger announcement on June 2, 2003).

Why Are We Doing This?

  The highly-fragmented applications market is ripe for consolidation
  Management has been actively reviewing enterprise applications vendors that meet our acquisition criteria
  Management has held discussions with PeopleSoft in the past and has been following developments at the company
  J.D. Edwards transaction drove the timing

Company Highlights
($ in millions)

	Oracle(1)	PeopleSoft(2)
Market Capitalization	$72,246	$4,822
Cash and Short-Term Investments	$6,519	$1,933
Enterprise Value	$66,056	$2,869
LTM Revenue	$9,475	$1,926
LTM Operating Margin	36.3%	13.0%
LTM Cash Flow from Operations	$3,023	323
Number of Applications Developers	$4,987	$2,379(3)
Employees	$40,650	8,180

(1) Market capitalization and Enterprise Value as of 6/11/2003. LTM ended May 31, 2003 (per June 12, 2003 Company Press Release).
(2) Market capitalization and Enterprise Value as of 6/5/2003. LTM ended March 31, 2003 (per December 31, 2002 10-K and March 31, 2003 10-Q).
(3) Includes PeopleTools (per December 31, 2002 10-K).

Applications Market
Is and will continue to be fragmented and highly competitive

Market Size
$23.5 billion ERP Apps	$8.5 billion SCM Apps	$6.4 billion CRM Apps
Market Share

[CHART]	[CHART]	[CHART]

Source: Latest available IDC data; ERP as of 2002, SCM and CRM as of 2001.

Historical Performance –
Oracle vs. PeopleSoft

One Year Indexed Share Price Performance
June 6, 2002 – June 5, 2003

Returns	ORCL	PSFT	Nasdaq
6 Months	18.4%	(16.4%)	15.7%
1 Year	63.9%	(28.3%)	5.9%
Since May 24, 1999(1)	115.9%	(9.5%)	(32.9%)
5 Years	209.1%	(67.1%)	(7.7%)

Note: Share price performance shown prior to Oracle‘s cash tender offer announcement on June 6, 2003.
(1) Date Craig Conway began employment at PeopleSoft.

Oracle + PeopleSoft = A Compelling
Combination for Our Shareholders

  Meaningful positive impact on future financial results
  A straightforward business integration plan with minimal execution risk
  Richest product offering: utilize best features of PeopleSoft’s products to enhance future versions of Oracle E-Business Suite
  Significantly strengthen Oracle’s ability to compete in enterprise applications against SAP, Microsoft and others

Opportunity for Significant
Cost Savings

Sales and Marketing: Oracle will not market or sell PeopleSoft Products to new customers	PeopleSoft Employees: 8,293 [CHART] Source: PeopleSoft 10-K for year ended December 31, 2002. 8,180 employees as of March 31, 2003.
Research and Development: Future development will focus primarily on the next generation Oracle programs (including the best features of PeopleSoft programs) and migration programs
Finance, Administration and Systems: Significant redundancies, PeopleSoft will be run on Oracle’s Global Single Instance (GSI)
Oracle management team is experienced in reducing costs and streamlining operations

Oracle Customers –
Business as Usual

  Existing Oracle E-Business Suite applications will continue on their current schedule
  Advanced features from existing PeopleSoft applications will be incorporated into next-generation Oracle products
  There will be no disruption of customer relationships with existing Oracle sales reps and support staff
  Customers will continue to enjoy Oracle’s award-winning global support

PeopleSoft Customers –
Graceful Migration Path

  No forced migration
  Free comparable license upgrade to Oracle E-Business Suite utilizing robust migration tools
  Future applications will incorporate customer input and best features from Oracle and PeopleSoft applications
  Award-winning global support organization
  Commitment to total customer satisfaction

Our New, Combined Customer
Opportunities

  Extensive cross-selling opportunities as customers migrate to the E-Business Suite
  Additional revenues from customers who migrate to Oracle’s low-cost outsourcing
  Opportunity for new Oracle technology sales

PeopleSoft Financial Performance
($ in millions)

Oracle Operating Margins(1)
	FY 2002	FY 2003	FY 2004E
	36.9%	36.3%	36.5%

[CHART]	[CHART]

Revenues	Operating Income and Margin

Note: Projections for PeopleSoft exclude effect of announced J.D. Edwards merger and are from May 28, 2003 report by Prudential Financial.
(1) Actual results for fiscal years 2002 and 2003. FY 2004E operating margin projection is from May 28, 2003 report by Prudential Financial.

Deterioration is Accelerating
What is PeopleSoft really worth as a stand-alone entity?

[CHART]

Cash vs. High Risk Merge
Our $19.50 cash offer is compelling, certain and provides value today

  PeopleSoft’s proposed merger with J.D. Edwards is strategically questionable, fraught with execution risks, and requires a long term wait-and-see (and hope) approach
  How will PeopleSoft:

  – Enhance and extend three product lines with limited development resources?
  – Take on three different programming languages and data models?
  – Offset the 50% smaller deal sizes inherent in the mid-market with increased volume?
  – Compensate for J.D. Edwards’ historical single-digit operating margins?
  – Fix its negative growth problem by buying an unprofitable, AS/400-reliant, software company?

Corporate Governance
PeopleSoft’s reaction: whose interests come first?

  “I could imagine no price nor combination of price and other conditions to recommend accepting the offer to our shareholders.”

– Craig Conway, June 7,
Interview with Germany’s Euro am Sonntag newspaper

  Poison pill may prevent a transaction unless removed by Board / Management
  We have repeatedly asked to meet with the PeopleSoft Board to discuss our offer
  PeopleSoft’s Board / Management amended the PeopleSoft / J.D. Edwards merger agreement to eliminate the ability for shareholders to vote

PeopleSoft Shareholders
Next Steps

  We will not purchase PeopleSoft shares and PeopleSoft shareholders cannot choose to sell their shares to Oracle until the PeopleSoft Board redeems or amends its poison pill
  Call PeopleSoft and demand that they:

  – Remove the poison pill
  – Agree to meet with Oracle to discuss the offer

Make sure your interests, as a shareholder, come first:
Call PeopleSoft at (800) 380-SOFT (7638)

ORACLE®